SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of January 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                 2 NEW ROUTES FROM DUBLIN TO BYDGOSZCZ & GDANSK

                            INCREASED FREQUENCIES TO

               BIARRITZ, BRATISLAVA, CARCASSONNE, KAUNAS, KRAKOW,

                          MALAGA, MURCIA, RIGA & ROME

                   5M FREE* SEATS ACROSS EUROPE TO CELEBRATE

Ryanair, Europe's largest low fares airline today (Tuesday, 9th January 2007) announced that from May it will launch 2 new routes from Dublin to Bydgoszcz and Gdansk in Poland and increased frequencies from Dublin to Bratislava, Biarritz, Carcassonne, Kaunas, Krakow, Malaga, Murcia, Riga and Rome. Ryanair will launch a total of 22 new European destinations from Dublin for Summer 2007.

Announcing these new routes today, Michael O'Leary, Ryanair's CEO said:

        "In 2007, Ryanair will deliver 9M passengers through Dublin airport, sustaining 9,000 jobs and generating a tourist spend of EUR1.5BN. This summer, our 73 European routes will deliver record growth for Irish tourism. These new routes demonstrate that there is ample room for all European airlines to grow in Dublin airport and Ryanair is growing fastest by offering the lowest fares and the best service.

        "To celebrate these new destinations and increased frequencies, Ryanair is extending its record January seat sale with 5M free* seats across Europe. This offer will be extended for one week only and we urge passengers to book their seats as quickly as possible on www.ryanair.com because free seats will sell out fast".

* Excludes taxes and charges.

INCREASED FREQUENCIES FROM DUBLIN - SUMMER 2007

DESTINATION                FROM                  TO

Bratislava                 3 x week              4 x week
Kaunas                     3 x week              6 x week
Biarritz                   4 x week              5 x week
Krakow                     4 x week              5 x week
Murcia                     4 x week              7 x week
Riga                       4 x week              7 x week
Carcassonne                5 x week              6 x week
Rome                       7 x week              10 x week
Malaga                     8 x week              9 x week


NEW ROUTES FROM DUBLIN - SUMMER 2007

DESTINATION                      STARTS          RYANAIR FARE

F'ventura                        Started         FREE
F'hshafen                        Started         FREE
Grenoble                         Started         FREE
Madrid                           Started         FREE
Tenerife                         Started         FREE
Turin                            Started         FREE
Almeria                          Jan             FREE
Seville                          Jan             FREE
Vitoria (Bilbao)                 Jan             FREE
Bologna                          Feb             FREE
Pula (Croatia)                   Feb             FREE
Warsaw                           Feb             FREE
Oslo                             Dec             FREE
Tampere                          Dec             FREE
Billund                          Jan             FREE
Rzeszow                          Jan             FREE
Alghero (Sardinia)               Feb             FREE
Malta                            Feb             FREE
Stockholm                        Feb             FREE
Trapani (Sicily)                 Feb             FREE
Bydgoszcz                        May             FREE
Gdansk                           May             FREE


Ends.                         Tuesday, 9th January 2007



Peter Sherrard - Ryanair                Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                  Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 January 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director